UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the transition period from      to

                         Commission file number 0-15279


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GENERAL COMMUNICATION, INC.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

                                           GENERAL COMMUNICATION, INC.
                                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                                  FORM 11-K

                                      FOR THE YEAR ENDED DECEMBER 31, 2004

                                               TABLE OF CONTENTS

                                                                                                      Page No.
                                                                                                      --------
Report of Independent Registered Public Accounting Firm dated May 27, 2005...............................3

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003............................4

Statements of Changes in Net Assets Available for Benefits for the Years Ended
   December 31, 2004 and 2003............................................................................5

Notes to Financial Statements............................................................................6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .........................................13

Signature...............................................................................................14

Schedules not listed above are omitted because of the absence of conditions under which they are required under the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974.


Exhibit
-------
Exhibit No. 23.1 - Consent of KPMG LLP (Independent Registered Public Accounting Firm) (filed herewith)

             Report of Independent Registered Public Accounting Firm



The Plan Trustees
General Communication, Inc. Qualified
   Employee Stock Purchase Plan

We have audited the accompanying statements of nets assets available for benefits for General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/signed/ KPMG LLP
Anchorage, Alaska
May 27, 2005

                                             GENERAL COMMUNICATION, INC.
                                        QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                                   Statements of Net Assets Available for Benefits
                                             December 31, 2004 and 2003

                                                                         2004                 2003
                                                                  ------------------    -----------------
            Assets
Cash and cash equivalents                                        $           886                  ---
                                                                  ------------------    -----------------
Investments, at fair value:
  Non-participant directed:
    Common stock                                                             ---            8,946,387
                                                                  ------------------    -----------------
  Participant directed:
    Common stocks                                                     57,608,793           43,070,030
    Mutual funds                                                      22,229,881            8,816,103
    Common/collective trust                                            5,586,954            2,356,358
                                                                  ------------------    -----------------
                                                                      85,425,628           54,242,491

  Participant loans                                                    1,357,420            1,024,957
  Pending settlements                                                    470,180               11,008
                                                                  ------------------    -----------------
     Total investments, at fair value                                 87,253,228           64,224,843
                                                                  ------------------    -----------------
Receivables:
  Employee contributions                                                 212,663              184,367
  Employer contributions                                                 188,238              154,561
  Investment income                                                       10,830                9,864
                                                                  ------------------    -----------------
                                                                         411,731              348,792
                                                                  ------------------    -----------------
             Liabilities
Excess contributions refundable:
  Employee                                                              (338,665)            (146,918)
  Employer                                                              (237,028)            (127,112)
                                                                  ------------------    -----------------
                                                                        (575,693)            (274,030)
                                                                  ------------------    -----------------
     Net assets available for benefits                           $    87,090,152           64,299,605
                                                                  ==================    =================

See accompanying notes to financial statements.

                                               GENERAL COMMUNICATION, INC.
                                         QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                               Statements of Changes in Net Assets Available for Benefits
                                         Years Ended December 31, 2004 and 2003

                                                                         2004                 2003
                                                                  -----------------    -----------------
Contributions:
   Employee                                                      $     6,540,165            4,940,531
   Employer                                                            5,053,261            3,989,447
                                                                  -----------------    -----------------
                                                                      11,593,426            8,929,978
                                                                  -----------------    -----------------
Investment income:
   Net appreciation in fair value of investments                      14,336,902           13,284,796
   Dividend income                                                       768,879              128,606
   Interest income                                                        78,530               69,314
                                                                  -----------------    -----------------
                                                                      15,184,311           13,482,716
                                                                  -----------------    -----------------
     Increase in net assets available for benefits                    26,777,737           22,412,694

Employee withdrawals                                                   3,987,190            2,264,708
                                                                  -----------------    -----------------
     Net increase in net assets available for benefits                22,790,547           20,147,986

Net assets available for benefits at beginning of period              64,299,605           44,151,619
                                                                  -----------------    -----------------
     Net assets available for benefits at end of period          $    87,090,152           64,299,605
                                                                  =================    =================

See accompanying notes to financial statements.

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

(1)      Description of Plan
         The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

            General
            The Plan is a defined contribution plan covering employees of General Communication, Inc. ("GCI") and affiliated companies (collectively, the "Company") who have completed one year of service, as defined in the Plan document. GCI and the Company are parties-in-interest.

            Contributions
            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

               (1) Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

               (2) Non-qualified Voluntary Contributions ("after-tax
                   contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

            Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $13,000 and $12,000 in 2004 and 2003, respectively; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions.

            The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 100% of any employee's compensation (determined after salary reduction), or $41,000 and $40,000 for 2004 and 2003, respectively.

            Compensation considered for all Plan purposes is subject to a compensation ceiling of $200,000 in 2004 and 2003. Eligible employees were allowed to make catch-up contributions of no more than $3,000 and $2,000 in 2004 and 2003, respectively. These catch-up contributions are not eligible to receive employer-matching contributions.

            Effective April 1, 2004 the Plan was amended to allow 100% matching, as determined each year by the Company's Board of Directors, of employee contributions in GCI Class A and Class B common stock regardless of how the contribution is invested. Prior to April 1, 2004, employee contributions invested in GCI Class A and Class B common stock received up to 100% matching; employee contributions invested in other than GCI Class A and Class B common stock received up to 50% matching. No more than 10% of any one employee's compensation will be matched in any pay period.

            Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship, disability, death or termination of employment. Plan earnings are taxable to the employee either upon distribution or, in the case of GCI common stock distributions, upon eventual disposition of the stock.


                                       6                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            Company matching contributions made to the Plan are initially invested in GCI Class A or Class B common stock. Beginning April 1, 2004, after each matching contribution is deposited to a participant's account in GCI Class A and Class B common stock the contribution may be transferred to another available Plan investment at any time.

            Participant Accounts
            Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings. Plan earnings are allocated quarterly. Earnings of assets other than GCI Class A and Class B common stock are allocated based on the participant's weighted average investment account balance as a proportion of total weighted average investment account balances during the calendar quarter. Earnings on GCI common stock are allocated to the accounts holding such common stock, based upon the number of shares held by each participant account at the end of the calendar quarter.

            Vesting
            A participant's interest in his or her Salary Reduction Contributions and Non-qualified Voluntary Contributions is always fully vested and is not subject to forfeiture.

            The participant's interest in the Company matched portion of their account ("Matching Account") is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

                              Years of Service             Vested Percentage
                     -------------------------------     ---------------------
                     Less than 1                                   0%
                     1 or more but less than 2                    20%
                     2 or more but less than 3                    30%
                     3 or more but less than 4                    45%
                     4 or more but less than 5                    60%
                     5 or more but less than 6                    80%
                     6 or more                                   100%

            Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

            A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies; or (iii) becomes totally and permanently disabled. A participant's interest in their Matching Account fully vests upon the termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

            If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance

                                       7                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

            attributable to Company matching contributions not later than the close of the second Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

            Forfeitures
            If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited. All forfeited amounts are used to reduce future Company matching contributions. During 2004 and 2003, employer contributions were reduced by $132,239 and $103,509, respectively, from forfeited nonvested accounts. At December 31, 2004, $159,728 had been forfeited but had not yet been used to reduce the Company's matching contribution.

            Participant Loans
            Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their account balance comprised of participant contributions and earnings upon such contributions. Loan transactions are treated as a transfer to (from) the appropriate investment fund (from) to the participant's loan. Loan terms range from one to five years. Loans are secured by the vested balance in the participant's account and earn interest at a fixed rate calculated at the loan date. The fixed rate is calculated using the prime rate reported in the Wall Street Journal at the loan date plus two percent. Principal and interest are paid ratably through semi-monthly payroll deductions.

(2)      Summary of Significant Accounting Policies
         The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. Plan investments are stated at fair value.

         In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to (from) net assets for the period. Actual results could differ from those estimates and assumptions.

         At December 31, 2004 the fair values of GCI Class A common stock, Comcast Corporation Class A common stock, and AT&T Corporation common stock are based on the average of the bid and ask prices during the day as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. At December 31, 2004 the fair value of GCI Class B common stock is based on the average of the bid and ask prices listed on the Over-the-Counter market Bulletin Board system. GCI Class B common stock is convertible share-for-share into GCI Class A common stock. Mutual fund investments are carried at fair value, as determined by individual fund management, based upon quoted market prices.

         The Common/Collective Trust invests primarily in money market instruments, U.S. Government agency obligations, and investment contracts. The Plan's ownership in the

                                       8                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         Common/Collective Trust is carried at fair value based on the investment's net asset value per unit. Money market instruments and U.S. Government agency obligations in the Common/Collective Trust are valued at amortized cost. The investment contracts in the Common/Collective Trust are carried at either contract value, which approximates fair value for contracts that are fully benefit responsive, or at contract book value which approximates amortized cost.

         Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end. Investment income is recorded when earned.

         Pending Settlements represent the value of sold or purchased securities during the three-business day settlement period.

         Purchases and sales of securities are recorded on a trade-date basis.

(3)      Administration of Plan Assets
         Merrill Lynch is the Plan's recordkeeper and asset trustee. Administrative expenses related to the Plan of $17,184 and $14,732 for the years ended December 31, 2004 and 2003, respectively, are paid directly by the Company to the recordkeeper and asset trustee. The asset trustee charges trade fees for all transactions in common stock investments. Trade fees for mutual fund investments, if any, are described in each fund's prospectus. Company employees provide administrative support to the Plan but no employee receives compensation from the Plan.

(4)      Amendment or Termination
         The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

(5)      Investments
         Investment choices offered to Plan participants at December 31, 2004 were as follows:

              Common Stock:
              -------------
              o GCI Class A and Class B
              o AT&T Corporation
              o Comcast Corporation

              Mutual Funds:
              -------------
              o AIM International Growth Fund
              o AIM Mid Cap Core Equity Fund
              o Alger Large Cap Growth Institutional Fund
              o American Intermediate Bond Fund of America
              o Dreyfus Founders Discovery Fund
              o Eaton Vance Utilities Fund
              o Federated Fund for U.S. Government Securities


                                       9                             (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

              o Lord Abbett Bond-Debenture Fund
              o Merrill Lynch Basic Value Fund
              o Merrill Lynch Bond Fund
              o Merrill Lynch S&P 500(R) Index Fund
              o MFS Total Return Fund
              o Oakmark Select Fund
              o Oppenheimer Quest Balanced Fund
              o Phoenix-Duff & Phelps Real Estate Securities Fund
              o PIMCO PEA Innovation Fund (renamed Allianz RCM Global Technology
                Fund effective April 1, 2005)
              o State Street Research Aurora Fund (renamed Blackrock Aurora
                Portfolio effective January 31, 2005) Van Kampen Aggressive Growth Fund

              Common/Collective Trust:
              ------------------------
              o Merrill Lynch Retirement Preservation Trust

         Common stock investment prices per share at December 31, 2004 and 2003 follow:

                                                                   2004          2003
                                                                ----------    ----------
                 GCI Class A                                $      11.04          8.70
                 GCI Class B                                       11.50          8.83
                 AT&T Corporation                                  19.06         20.30
                 AT&T Wireless Corporation                           ---          7.99
                 Comcast Corporation                               33.28         32.79
                 WorldCom                                            ---          0.01
                 MCI Group - WorldCom, Inc.                          ---          0.05

         Beginning April 1, 2004, all investments in GCI stock are able to be reinvested in other Plan investment choices.

         Investments which represent 5% or more of the Plan's net assets at December 31, 2004 and 2003 follow:

                                                                    2004                2003
                                                             ----------------    ----------------
                 GCI Class A and Class B common stock:
                   Participant directed                     $    57,350,428          42,846,422
                   Non-participant directed                             ---           8,946,387
                                                             ----------------    ----------------
                                                                 57,350,428          51,792,809

                 Merrill Lynch Retirement Preservation Trust      5,586,954                 ---
                                                             ----------------    ----------------
                                                            $    62,937,382          51,792,809
                                                             ================    ================

                                       10                            (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated in value during the years ended December 31, 2004 and 2003 as follows:

                                                                    2004                2003
                                                             ----------------    ----------------
                 Common stock                               $    13,067,570          11,673,464
                 Mutual funds                                     1,269,332           1,611,332
                                                             ----------------    ----------------
                                                            $    14,336,902          13,284,796
                                                             ================    ================

         Net appreciation (depreciation) in fair value by participant and non-participant directed investments during the years ended December 31, 2004 and 2003 is as follows:

                                                                    2004                2003
                                                             ----------------    ----------------
                 Participant directed:
                   Common stock                             $     9,874,123          14,811,275
                   Mutual funds                                   1,269,332           1,611,332
                                                             ----------------    ----------------
                      Total participant directed                 11,143,455          16,422,607
                 Non-participant directed common stock            3,193,447          (3,137,811)
                                                             ----------------    ----------------
                                                            $    14,336,902          13,284,796
                                                             ================    ================

         Net appreciation of participant directed common stock also includes $617,304 in fair value depreciation recognized upon the cancellation of WorldCom and MCI Group common stock as discussed in note 6.

(6)      Discontinued Common Stock Investments
         The following common stock investment choices were offered to Plan participants at December 31, 2003 but were discontinued during the year ended December 31, 2004:

         o WorldCom - this common stock was cancelled and rendered null and void by WorldCom on April 20, 2004.

         o MCI Group - WorldCom, Inc. - this common stock was cancelled and rendered null and void by WorldCom on April 20, 2004.

         o AT&T Wireless Corporation - on October 26, 2004 Cingular Wireless LLC merged with AT&T Wireless Services, Inc. All AT&T Wireless Corporation stock held by participants in the Plan was converted to cash and invested in the Merrill Lynch Retirement Preservation Trust.

(7)      Changes in Net Assets of Non-participant Directed Investments
         Company matching contributions made to the Plan are initially invested in GCI Class A and Class B common stock and prior to April 1, 2004, were non-participant directed investments. Beginning April 1, 2004, the Plan has only participant directed investments. After each matching contribution is deposited to a participant's account the contribution may be transferred to another available Plan investment at any time.


                                       11                            (Continued)

                           GENERAL COMMUNICATION, INC.
                     QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
                          Notes to Financial Statements

         The following rollforward summarizes the significant components of the changes in net assets of non-participant directed investments during the years ended December 31, 2004 and 2003:

                    Non-participant directed investments at December 31,
                      2002                                                       $    29,044,279
                 Contributions                                                         7,659,385
                 Net depreciation                                                     (3,137,811)
                 Interest income                                                          36,496
                 Employee withdrawals                                                   (262,675)
                 Net transfers to participant directed investments                   (24,393,287)
                                                                                  -----------------
                    Non-participant directed investments at December 31,
                      2003                                                             8,946,387
                 Contributions                                                         6,488,611
                 Net appreciation                                                      3,193,447
                 Interest income                                                          28,915
                 Employee withdrawals                                                   (820,583)
                 Net transfers to participant directed investments                   (17,836,777)
                                                                                  -----------------
                    Non-participant directed investments at December 31,
                      2004                                                       $           ---
                                                                                  =================

(8)      Income Taxes
         The Plan is qualified under Section 401(a) of the Code pursuant to favorable tax determination letters dated December 9, 1987, March 8, 1988, March 13, 1996, February 23, 2001, and June 25, 2002 obtained from the Internal Revenue Service. Although the most recent tax determination letter received by the Plan Sponsor does not yet reflect recent changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code. The trust established pursuant to the Plan is, therefore, exempt from taxation under Section 501(a) of the Code.

(9)      Risks and Uncertainties
         The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

                                                   GENERAL COMMUNICATION, INC.
                                              QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

                                  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                       December 31, 2004
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                (e) Current
 (a)              (b) Identity of Issue                (c) Description of Investment           (d) Cost            Value
-----    ---------------------------------------    -----------------------------------     --------------    ---------------
         Common stock:
         -------------
  *      GCI                                        5,090,863 shares of Class A common
                                                      stock and 99,765 shares of Class
                                                      B common stock                              **         $   57,350,428
         AT&T Corporation                           8,100 shares of common stock                  **                154,381
         Comcast Corporation                        3,125 shares of common stock                  **                103,984
                                                                                                              ---------------
                                                                                                                 57,608,793
                                                                                                              ---------------
         Mutual fund investments:
         ------------------------
         AIM International Growth Fund              107,079 shares                                **              2,155,506
         AIM Mid Cap Core Equity Fund               15,549 shares                                 **                445,326
         Alger Large Cap Growth Institutional
           Fund                                     23,028 shares                                 **                271,726
         American Intermediate Bond Fund of
           America                                  11,029 shares                                 **                151,214
         Dreyfus Founders Discovery Fund            28,891 shares                                 **                832,625
         Eaton Vance Utilities Fund                 74,482 shares                                 **                729,183
         Federated Fund for U.S. Government
           Securities                               33,461 shares                                 **                262,666
         Lord Abbett Bond-Debenture Fund            47,761 shares                                 **                396,897
         Merrill Lynch Basic Value Fund             52,608 shares                                 **              1,667,671
         Merrill Lynch Bond Fund                    188,642 shares                                **              2,225,985
         Merrill Lynch S&P 500(R) Index Fund        212,769 shares                                **              3,157,492
         MFS Total Return Fund                      25,273 shares                                 **                404,372
         Oakmark Select Fund                        49,139 shares                                 **              1,631,901
         Oppenheimer Quest Balanced Fund            103,689 shares                                **              1,870,548
         Phoenix-Duff & Phelps Real Estate
           Securities Fund                          58,923 shares                                 **              1,486,032
         PIMCO PEA Innovation Fund                  15,561 shares                                 **                249,288
         State Street Research Aurora Fund          90,662 shares                                 **              3,670,011
         Van Kampen Aggressive Growth Fund          43,794 shares                                 **                621,438
                                                                                                              ---------------
                                                                                                                 22,229,881
         Common/collective trust:
         ------------------------
         Merrill Lynch Retirement Preservation
           Trust                                    5,586,954 units                               **              5,586,954

         Participant loans                          Interest bearing at 6.00% to 11.50%           **              1,357,420

         Pending settlements                        470,180 units                                 **                470,180
                                                                                                              ---------------
                                                                                                             $   87,253,228
                                                                                                              ===============
      *  Party-in-interest
      ** Not required for participant directed investments

         See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       GENERAL COMMUNICATION, INC.
                                       QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

              Signature                                         Title                                Date
--------------------------------------      --------------------------------------------      -------------------
/s/ Alfred J. Walker                                     Plan Administrator                      June 27, 2005
--------------------------------------
Alfred J. Walker